UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Vimicro International Corporation
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G9366M103
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
	0	Rule 13d-1(b)
	0	Rule 13d-1(c)
	1	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. This Amendment No. 2 to Schedule 13G is deemed to amend the Schedule 13G filed with the Securities and Exchange Commission on February 13, 2007.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)



1
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
	Xiaodong Yang
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	0	(b)
1
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
	Peoples Republic of China
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
5
SOLE VOTING POWER
8,277,110 ordinary shares

6
SHARED VOTING POWER
0

7
SOLE DISPOSITIVE POWER
8,277,110 ordinary shares

8
SHARED DISPOSITIVE POWER
0
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
8,277,110 ordinary shares
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	0
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	5.9%
12
TYPE OF REPORTING PERSON*
IN



1
NAME OF REPORTING PERSON
	Vimicro Tianjin Corporation
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
	N/A
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	0	(b)
1
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
	British Virgin Islands
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
5
SOLE VOTING POWER
6,597,110 ordinary shares

6
SHARED VOTING POWER
0

7
SOLE DISPOSITIVE POWER
6,597,110 ordinary shares

8
SHARED DISPOSITIVE POWER
0
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
6,597,110 ordinary shares
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	0
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	4.7%
12
TYPE OF REPORTING PERSON*
CO





ITEM 1(a).	NAME OF ISSUER:

Vimicro International Corporation (the Issuer)

ITEM 1(b).	ADDRESS OF ISSUER?S PRINCIPAL EXECUTIVE OFFICES:

15/F Shining Tower, No. 35 Xueyuan Road, Haidian
District, Beijing 100083, Peoples Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Xiaodong Yang
	Vimicro Tianjin Corporation (the Record Holder)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE,
RESIDENCE:
	The address of the principal business office of the Record Holder and Xiaodong Yang is 15/F Shining Tower,
No. 35 Xueyuan Road, Haidian District, Beijing 100083,
Peoples Republic of China.

ITEM 2(c)	CITIZENSHIP:

Xiaodong Yang is a citizen of the Peoples Republic of China. The place of organization of the Record Holder is the British Virgin Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

		G9366M103

ITEM 3.	Not Applicable
ITEM 4.	OWNERSHIP:
Reporting
Person


Amount
benefi
cially
owned:



Perc
ent
of
clas
s:
Sole
power
to
vote
or
direc
t
the
vote:
Shar
ed
powe
r to
vote
or
to
dire
ct
the
vote
:

Sole
power
to
dispose
or to
direct
the
disposi
tion
of:

Shared
power
to
dispose
or to
direct
the
disposi
tion
of:
Xiaodong
Yang
8,277,
110
5.9%
8,277
,110
0
8,277,1
10
0
Vimicro
Tianjin
Corporation
6,597,
110
4.7%
6,597
,110
0
6,597,1
10
0

	The Record Holder is the record owner of 6,597,110
ordinary shares of the Issuer.  Xiaodong Yang is the
sole director and shareholder of the Record Holder and
may be deemed to be the beneficial owner of the
ordinary shares held by the Record Holder.
	Pursuant to Rule 13d-3 of the Securities Exchange Act
of 1934, Mr. Yang may be deemed to be the beneficial
owner of 1,680,000 ordinary shares issuable upon the
exercise of vested options within 60 days.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable



SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2009
Xiaodong Yang
Xiaodong Yang

Vimicro Tianjin Corporation	By:
Name:  Xiaodong Yang
	Title:  Director



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